Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March, 2011	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Fourth Quarter and Full Year 2010 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 28, 2011--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ), Italy’s largest furniture manufacturer and world’s leading manufacturer of leather-upholstered furniture, today announced its financial results for the fourth quarter and full year of 2010.

FULL YEAR 2010

  Total Net Sales were €518.6 million, up 0.6% as compared to FY 2009
  Industrial Margin was €197.1 million as compared to €185.6 million in FY 2009
  Positive EBIT of €0.4 million vs. a negative EBIT of €10.6 million in FY 2009
  Net Group Loss of €11.1 million vs. a Net Group Loss of €17.7 million in FY 2009

FOURTH QUARTER 2010

  Total Net Sales were €132.0 million, down 13.3% as compared to fourth quarter 2009
  Industrial Margin was €51.3 million as compared to €59.3 million in fourth quarter 2009
  Positive EBIT of €0.2 million, vs. a positive EBIT of 2.1million in fourth quarter 2009
  Net Group Loss of €1.4 million vs. a Net Group Loss of €2.5 million in fourth quarter 2009
  Positive Net Financial Position of €45.6 million

FULL YEAR 2010 CONSOLIDATED RESULTS

During 2010 Total Net Sales (including raw materials and semi-finished products sold to third parties) were €518.6 million, increasing by 0,6% with respect to 2009.

Upholstery net sales were at €460.5, up by 2.2% as compared to full year 2009.

The break-down of upholstery net sales by geographic area was as follows: Europe (excluding Italy) 40.5%, the Americas 35.7%, Italy 11.2% and Rest of the World 12.6%.

The best commercial performances were reported in the Rest of the World area with an increase of 23.8% over 2009 (in particular, Australia up by 25.1% and China up by 51.9%), and in the Americas where we recorded a 17.5% increase. In Europe, even if we recorded an overall negative performance of minus 11.4%, we point out the positive performance of 13.5% from Great Britain.

Industrial Margin improved in 2010 reaching a 38.0% on sales versus a 36.0% in full year 2009, thanks to important industrial rationalization activities started in 2009.

The incidence of Selling Expenses on sales passed from 29.0% in full year 2009 to 29.8% in full year 2010 due to a remarkable increase of shipping costs and commissions, partially balanced by a reduction both in advertising costs, commercial labour costs and other commercial costs.

The incidence of General & Administrative Expenses on sales, on the contrary, improved in 2010, passing from 9.0% in 2009 to 8.2% in full year 2010, thanks to the rationalisation and reorganisation actions carried out by the Group, that allowed a total saving of €4.1 million.

EBITDA improved from positive €16.2 million in 2009 to positive €23.8 million for the full year 2010.

The full year 2010 EBIT highlighted a return to a positive margin of €0.4 million vs. a negative EBIT of €10.6 million for the full year 2009.

The full year 2010 Net Group Result recorded, despite the greater incidence of extraordinary costs and a lower contribution from forex, a loss of €11.1 million improving from the €17.7 million loss reported for the full year 2009.

FOURTH QUARTER 2010 CONSOLIDATED RESULTS

Total Net Sales (including raw materials and semi-finished products sold to third parties) were at €132.0 million.

Upholstery net sales were at €115.8 million, down by 13.5% from €133.9 million reported in the same period of 2009.

The break-down of upholstery net sales by geographic area was as follows: Europe (excluding Italy) 43.3%, the Americas 31.8%, Italy 11.3% and Rest of the World 13.6%.

Industrial Margin was at €51,3 million, with an incidence on sales equal to 38,9% (in line with the 39.0% reported in the last quarter of 2009).

EBITDA was at €5,4 million as compared to €8,1 million in the fourth quarter of 2009.

EBIT went from positive €2,1 million in fourth quarter 2009 to positive €0,2 million in the fourth quarter of 2010.

During the fourth quarter of 2010 the Group reported a Net loss of €1,4 million as compared to a net loss of €2,5 million in the same period of last year.

CONSOLIDATE BALANCE SHEET

Net Financial Position as of December 31st, 2010 remained positive at €45.6 million although the reduction of €13.0 million versus December 31st, 2009, mainly due to industrial investments in fixed assets of €17.7 million.

Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., stated: ”Despite steady total sales in 2010, we finally reached a positive operating result after three years of negative EBIT.

Financial figures are encouraging and confirm the good quality of the work so far undertaken. We believe these results are below our growth potential, that we expect to reach in the following years considering the investments made in factories requalification, development and awareness of the brands, as well as in the expansion of foreign commercial branches to improve our market presence.

Our Group maintains and strengthens its credibility and leadership within historical markets such as Europe and the United States, as well as in emerging markets such as India, China and Brazil.

The re-launch of a company with strong Italian roots like Natuzzi, goes along with product innovation as well as production processes improvement.

We have done a good job on brands portfolio and made investments to give a particular identity to the three brands, “Natuzzi”, “Italsofa” and “Editons”; each of them addressing different clients.

We are working to integrate brands , markets, distribution channels and factories to support the three brands. We have to further strengthen the Sales organization to increase the presence in the markets and will continue to leverage on our high-quality brand by relying on our management skills and experience”.

The Company will host a conference call on March 30th, 2010 at 10:00 a.m. Eastern Time to discuss fourth quarter and full year 2010 financial results. To participate, dial toll-free 1-877-879-6201 and dial international 1-719-325-4858. A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section.

A replay of the call will be available shortly after the completion of the conference call through April 30th 2011. To access the telephone replay, participants should dial 1-877-870-5176 for domestic calls and 1-858-384-5517 for international calls. The access code for the replay is: 1136006.

Natuzzi S.p.A.

Il Gruppo Natuzzi, fondato nel 1959 da Pasquale Natuzzi, disegna, produce e vende una vasta collezione di poltrone, divani e complementi d’arredo. Con un fatturato nel 2010 di 518.6 milioni di euro, Natuzzi è il più grande produttore italiano nel settore dell’arredamento ed è leader mondiale nel settore dei divani in pelle. Il Gruppo esporta divani e poltrone innovativi e di elevata qualità in 130 mercati nei 5 continenti. Design, superiorità artigianale italiana, innovazione ed un’avanzata struttura verticalmente integrata rappresentano le caratteristiche che hanno fatto del Gruppo Natuzzi il leader di mercato. Natuzzi S.p.A. è quotata al New York Stock Exchange dal 13 Maggio 1993. Il Gruppo Natuzzi è certificato ISO 9001 e 14001.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on December 31, 2010 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	31-déc-10	31-déc-09%		31-déc-10	30-déc-09

Upholstery net sales	115.8	133.9	-13.5%	87.7%	88.0%
Other sales	16.2	18.3	-11.5%	12.3%	12.0%
Total Net Sales	132.0	152.2	-13.3%	100.0%	100.0%

Consumption (*)	(53.2)	(61.4)	-13.4%	-40.3%	-40.3%
Labor	(18.9)	(20.8)	-9.1%	-14.3%	-13.7%
Industrial Costs (**)	(8.6)	(10.7)	-19.6%	-6.5%	-7.0%
of which Depreciation, Amortization	(2.6)	(3.4)
Cost of Sales	(80.7)	(92.9)	-13.1%	-61.1%	-61.0%

Industrial Margin	51.3	59.3	-13.5%	38.9%	39.0%

Selling Expenses	(40.0)	(44.7)	-10.5%	30.3%	29.4%
of which Transportation	(13.3)	(13.8)		10.1%	9.1%
of which Advertising	(9.6)	(12.2)		7.3%	8.0%
of which Depreciation, Amortization	(1.6)	(1.5)
G&A Expenses	(11.1)	(12.5)	-11.2%	8.4%	8.2%
of which Depreciation, Amortization	(1.0)	(1.1)

EBITDA	5.4	8.1	-33.3%	4.1%	5.3%

EBIT	0.2	2.1	-90.5%	0.2%	1.4%

Interest Income/(Costs), Net	(0.1)	(0.3)
Foreign Exchange, Net	0.6	1.2
Other Income/(Cost), Net	(1.3)	(2.1)

Earning before Income Taxes	(0.6)	0.9		-0.4%	0.6%

Current taxes	(0.8)	(3.3)		-0.6%	-2.2%

Net result	(1.4)	(2.4)	-42.5%	-1.0%	-1.6%

Minority interest	(0.0)	(0.1)

Net Group Result	(1.4)	(2.5)	43.5%	-1.1%	-1.6%

Net Group Result per Share	(0.03)	(0.05)

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	31-déc-10	31-déc-09%		31-déc-10	30-déc-09

Total Net Sales	179.2	206.7	-13.3%	100.0%	100.0%
Gross Profit	69.7	80.5	-13.5%	38.9%	39.0%
Operating Income (Loss)	0.3	2.9	-90.5%	0.2%	1.4%
Net Group Result	(1.9)	(3.4)	43.5%	-1.1%	-1.6%
Net Group Result per Share	(0.0)	(0.1)

Average exchange rate (U.S.$ per €)	1.3579

(*) Purchases plus beginning stock minus final stock
(**) Including Third-party manufacturers

UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

	three months ended on					three months ended on

	31 December 2010		31 December 2009		Change %	31 December 2010		31 December 2009		Change %

Americas	36.8	31.8%	43.8	32.7%	-16.0%	207,270	41.6%	245,578	43.3%	-15.6%
Natuzzi	3.5	2.5%	3.6	2.7%	-2.8%	9,378	1.9%	6,951	1.2%	34.9%
All brands (*)	33.3	28.8%	40.2	30.0%	-17.2%	197,892	39.7%	238,627	42.1%	-17.1%

Europe	50.1	43.3%	61.0	45.6%	-17.9%	186,996	37.5%	216,769	38.2%	-13.7%
Natuzzi	24.7	21.3%	29.9	22.3%	-17.4%	57,785	11.6%	62,210	11.0%	-7.1%
All brands (*)	25.4	21.9%	31.1	23.2%	-18.3%	129,211		154,559	27.3%	-16.4%

Italy (Natuzzi)	13.2	11.3%	15.3	11.4%	-13.7%	44,441	8.9%	47,421	8.4%	-6.3%

Rest of the world	15.7	13.6%	13.8	10.3%	13.8%	59,972	12.0%	57,090	10.1%	5.0%
Natuzzi	8.3	7.2%	8.1	6.0%	2.5%	19,359	3.9%	20,132	8.4%	-3.8%
All brands (*)	7.4	6.4%	5.7	4.3%	29.8%	40,613	8.1%	36,959	6.5%	9.9%

Total	115.8	100.0%	133.9	100.0%	-13.5%	498,679	100.0%	566,858	100.0%	-12.0%

			Brands breakdown
	Net sales million euro					Net sales seats

	three months ended on					three months ended on

	31 December 2010		31 December 2009		Change %	31 December 2010		31 December 2009		Change %

Natuzzi	49.7	42.9%	56.9	42.5%	-12.7%	130,963	26.3%	136,713	24.1%	-4.2%

All brands (*)	66.1	57.1%	77.0	57.5%	-14.2%	367,716	73.7%	430,144	75.9%	-14.5%

Total	115.8	100.0%	133.9	100.0%	-13.5%	498,679	100.0%	566,858	100.0%	-12.0%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on December 31, 2010 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Twelve months ended on		Change	Percent of Sales
	31-déc-10	31-déc-09%		31-déc-10	31-déc-09

Upholstery net sales	460.5	450.6	2.2%	88.8%	87.4%
Other sales	58.1	64.8	-10.3%	11.2%	12.6%
Total Net Sales	518.6	515.4	0.6%	100.0%	100.0%

Consumption (*)	(213.6)	(212.5)	0.5%	-41.2%	-41.2%
Labor	(75.8)	(78.5)	-3.4%	-14.6%	-15.2%
Industrial Costs (**)	(32.1)	(38.8)	17.3%	-6.2%	-7.5%
of which Depreciation, Amortization	(11.5)	(14.5)
Cost of Sales	(321.5)	(329.8)	-2.5%	-62.0%	-64.0%

Industrial Margin	197.1	185.6	6.2%	38.0%	36.0%

Selling Expenses	(154.3)	(149.6)	3.1%	29.8%	29.0%
of which Transportation	(50.7)	(42.5)		9.8%	8.2%
of which Advertising	(28.1)	(31.9)		5.4%	6.2%
of which Depreciation, Amortization	(7.6)	(7.9)
G&A Expenses	(42.4)	(46.6)	-9.0%	8.2%	9.0%
of which Depreciation, Amortization	(4.3)	(4.4)

EBITDA	23.8	16.2	46.9%	4.6%	3.1%

Operating Income/(Loss) (EBIT)	0.4	(10.6)	103.8%	0.1%	-2.1%

Interest Income/(Costs), Net	(1.0)	(1.1)
Foreign Exchange, Net	1.1	6.9
Other Income/(Cost), Net	(4.5)	(2.6)

Earning before Income Taxes	(4.0)	(7.4)	45.9%	-0.8%	-1.4%

Current taxes	(7.0)	(9.9)		-1.3%	-1.9%

Net result	(11.0)	(17.3)	36.4%	-2.1%	-3.4%

Minority interest	0.1	0.4

Net Group Result	(11.1)	(17.7)	37.3%	-2.1%	-3.4%

Net Group Result per Share	(0.20)	(0.32)

Key Figures in U.S. dollars	Twelve months ended on		Change	Percent of Sales
(millions)	31-déc-10	31-déc-09%		31-déc-10	31-déc-09

Total Net Sales	688.1	683.8	0.6%	100.0%	100.0%
Gross Profit	261.5	246.3	6.2%	38.0%	36.0%
Operating Income (Loss)	0.5	(14.1)	103.8%	0.1%	-2.1%
Net Group Result	(14.7)	(23.5)	37.3%	-2.1%	-3.4%
Net Group Result per Share	(0.3)	(0.4)

Average exchange rate (U.S.$ per €)	1.3268

(*) Purchases plus beginning stock minus final stock
(**) Including Third-party manufacturers

UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

	Twelve months ended on					Twelve months ended on

	31 December 2010		31 December 2009		Change %	31 December 2010		31 December 2009		Change %

Americas	164.2	35.7%	139.8	31.0%	17.5%	886,471	45.4%	785,156	40.8%	12.9%
Natuzzi	15.5	3.4%	15.3	3.4%	1.3%	40,112	2.1%	43,520	2.3%	-7.8%
All brands (*)	148.7	32.3%	124.5	27.6%	19.4%	846,359	43.3%	741,636	38.6%	14.1%

Europe	186.4	40.5%	210.3	47.2%	-11.4%	685,124	35.1%	776,057	40.4%	-11.7%
Natuzzi	93.3	20.3%	106.5	23.6%	-12.4%	208,298	10.7%	247,831	12.9%	-16.0%
All brands (*)	93.1	20.2%	103.8	23.0%	-10.3%	476,826	24.4%	528,227	27.5%	-9.7%

Italy (Natuzzi)	51.7	11.2%	53.5	11.9%	-3.4%	162,328	8.3%	167,046	8.7%	-2.8%

Rest of the world	58.2	12.6%	47.0	10.4%	23.8%	220,670	11.3%	194,961	10.1%	13.2%
Natuzzi	31.6	6.9%	27.8	6.2%	13.7%	73,050	3.7%	70,855	3.7%	3.1%
All brands (*)	26.6	5.8%	19.2	4.3%	38.5%	147,620	7.6%	124,106	6.5%	18.9%

Total	460.5	100.0%	450.6	100.5%	2.2%	1,954,592	100.0%	1,923,220	100.0%	1.6%

			Brands breakdown
	Net sales million euro					Net sales seats

	Nine months ended on					Nine months ended on

	31 December 2010		31 December 2009		Change %	31 December 2010		31 December 2009		Change %

Natuzzi	192.1	41.7%	203.1	45.1%	-5.4%	483,788	24.8%	529,251	27.5%	-8.6%

All brands (*)	268.4	58.3%	247.5	54.9%	8.4%	1,470,805	75.2%	1,393,969	72.5%	5.5%

Total	460.5	100.0%	450.6	100.0%	2.2%	1,954,592	100.0%	1,923,220	100.0%	1.6%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets as at December 31, 2010 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	31-déc-10	31 Dec 09

Current assets:
Cash and cash equivalents	61.1	66.3
Marketable debt securities	0.0	0.0
Trade receivables, net	95.8	97.1
Other receivables	51.7	54.5
Inventories	87.4	81.6
Unrealized foreign exchange gains	0.2	0.3
Prepaid expenses and accrued income	1.3	1.4
Deferred income taxes	1.1	0.7

Total current assets	298.6	301.9

Non current assets:
Net property, plant and equipment	196	193.9
Other assets	9.3	12.8

Total non current assets	205.3	206.7

TOTAL ASSETS	503.9	508.6

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	0.1	0.8
Current portion of long-term debt	2.6	1.1
Accounts payable-trade	64.3	66.5
Accounts payable-other	27.9	29.3
Unrealized foreign exchange losses	1.1	0.4
Accounts payable-shareholders for dividends	0.0	0.0
Income taxes	2.9	3.7
Salaries, wages and related liabilities	9.9	15.0

Total current liabilities	108.8	116.8

Long-term liabilities:
Employees' leaving entitlement	28.4	29.6
Long-term debt	12.8	5.9
Deferred income for capital grants	10.4	11.2
Other liabilities	18.2	18.2

Total long-term liabilities	69.8	64.9

Minority interest	2.1	1.9

Shareholders' equity:
Share capital	54.9	54.9
Reserves	12.0	12.0
Additional paid-in capital	9.3	9.3
Retained earnings	247.0	248.8

Total shareholders' equity	323.2	325.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	503.9	508.6

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	31 Dec 10	31 Dec 09
Cash flows from operating activities:
Net earnings (loss)	(11.1)	(17.7)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	23.4	26.8
Employees' leaving entitlement	(1.2)	(2.1)
Deferred income taxes	(0.4)	3.7
Minority interest	0.1	0.4
(Gain) loss on disposal of assets	0.6	(0.1)
Unrealized foreign exchange losses and gains	0.8	(4.4)
Impairment of long lived assets	(0.7)	-
Deferred income for capital grants		(1.0)
Non monetary operating costs	22.6	23.3

Change in assets and liabilities:
Receivables, net	1.2	25.7
Inventories	(5.8)	10.5
Prepaid expenses and accrued income	0.1	(0.2)
Other assets	2.8	(8.3)
Accounts payable	(2.2)	(2.1)
Income taxes	(0.7)	1.9
Salaries, wages and related liabilities	(5.1)	(1.8)
Other liabilities	(0.2)	2.6

Net working capital	(9.9)	28.3

Net cash provided by operating activities	1.6	33.9

Cash flows from investing activities:
Property, plant and equipment:
Additions	(17.9)	(9.2)
Disposals	0.2	0.2
Marketable debt securities:	-	-

Net cash used in investing activities	(17.7)	(9.0)

Cash flows from financing activities:
Long-term debt:
Proceeds	9.8	3.9
Repayments	(1.3)	(0.7)
Short-term borrowings	(0.7)	(8.9)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	7.8	(5.7)

Effect of translation adjustments on cash	3.1	(0.2)

Increase (decrease) in cash and cash equivalents	(5.2)	19.0

Cash and cash equivalents, beginning of the year	66.3	47.3

Cash and cash equivalents, end of the year	61.1	66.3

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa cell
+39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Cell.: +39 335 7276939
Giacomo Ventolone
gventolone@natuzzi.com
Tel.: + 39 080 8820676
Vito Basile (Ufficio Stampa)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 28, 2011	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi